File No. 811-1056

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING AN EXEMPTION FROM SECTIONS 23(a), 23(b) AND 63 OF THE ACT, AND PURSUANT TO SECTIONS 57(a)(4) AND 57(i) OF THE ACT AND RULE 17d-1 UNDER THE ACT AUTHORIZING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4)

CAPITAL SOUTHWEST CORPORATION

12900 Preston Road, Suite 700
Dallas, Texas 75230

All Communications, Notices and Orders to:

Gary L. Martin

Chief Executive Officer

Capital Southwest Corporation

12900 Preston Road, Suite 700
Dallas, Texas 75230

Copy to:

Gina Betts, Esq.

Locke Lord Bissell & Liddell LLP

2200 Ross Ave., Suite 2200

Dallas, Texas 75201

July 7, 2009

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TABLE OF CONTENTS

Page(s)

I. INTRODUCTION	1

II. CAPITAL SOUTHWEST CORPORATION	1

A. Background	1

B. The Business of Capital Southwest	2

III. MANAGEMENT	2

A. Southwest Capital’s Board of Directors	2

B. Activities of the Non-Employee Directors	2

C. The Non-Employee Directors	2

D. Compensation of Directors	3

IV. CAPITAL SOUTHWEST’S CURRENT INCENTIVE COMPENSATION	3

A. 2009 Stock Incentive Plan	3

B. Stock Option Plan	4

C. Employee Stock Ownership Plan	4

V. REASON FOR REQUEST	4

VI. APPLICABLE LAW AND NEED FOR RELIEF	5

VII. REQUESTED ORDER	6

VIII. CAPITAL SOUTHWEST’S LEGAL ARGUMENTS	6

A. Similarity to Issuances Currently Permitted under the 1940 Act for Non-Employee Directors	6

B. Prior Commission Orders Relating to Non-Employee Director Compensation	6

1. Orders Relating to Use of Equity-Based Compensation by Business Development Companies	6
2. Orders Relating to Use of Equity-Based Compensation by Internally-Managed Closed-End Investment Companies	7

C. Standards for Exemption Under Section 6(c)	7

1. Necessary or Appropriate in the Public Interest	8

2. Consistency with the Protection of Investors	8

2

3. Consistency with the Purposes of the 1940 Act	8

D. Standards for an Order Under Rule 17d-1	9

1. Consistency with the 1940 Act’s Policies and Purposes	9

2. Differences in Participation	10

IX. CAPITAL SOUTHWEST’S CONDITIONS	10

X. PROCEDURAL MATTERS	10

A. Communications	10

B. Authorization	10

XI. EXHIBITS	10

Exhibits :

EXHIBIT A	CAPITAL SOUTHWEST CORPORATION 2009 STOCK INCENTIVE PLAN

EXHIBIT B	RESOLUTION OF THE BOARD OF DIRECTORS OF CAPITAL SOUTHWEST CORPORATION AUTHORIZING THE FILING OF THIS APPLICATION
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UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of CAPITAL SOUTHWEST CORPORATION 12900 Preston Road, Suite 700 Dallas, Texas 75230 File No. 811-1056 Investment Company Act of 1940, as amended

APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING AN EXEMPTION FROM SECTIONS 23(a), 23(b) AND 63 OF THE 1940 ACT, AND PURSUANT TO SECTIONS 57(a)(4) AND 57(i) OF THE 1940 ACT AND RULE 17d-1 UNDER THE 1940 ACT AUTHORIZING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4)

I. INTRODUCTION

Capital Southwest Corporation (“Capital Southwest” or the “Company”), an internally managed, non-diversified, closed-end investment company that has elected to be regulated as a business development company (“BDC”) 1 within the meaning of Section 54(a) of the Investment Company Act of 1940, as amended (the “1940 Act”), hereby applies for an order of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the 1940 Act2 granting an exemption from Sections 23(a), 23(b) and 63 of the 1940 Act and  pursuant to Sections 57(a)(4) and 57(i) of the 1940 Act and Rule 17d-13 under the 1940 Act authorizing certain joint transactions otherwise prohibited by Section 57(a)(4) (the “Order”).  The Order would permit Capital Southwest to include awards of restricted stock (the “Awards”) under the terms of the Capital Southwest Corporation 2009 Stock Incentive Plan (the “Plan”) and to allow its non-employee directors (the “Non-Employee Directors”) to participate in the Plan.

II. CAPITAL SOUTHWEST CORPORATION

A. Background

 Capital Southwest was organized as a Texas corporation on April 19, 1961. Until September 1969, it operated as a licensee under the Small Business Investment Act of 1958. At that time, it transferred to its wholly-owned subsidiary, Capital Southwest Venture Corporation ("CSVC"), certain assets and its license as a small business investment company ("SBIC"). CSVC is a closed-end, non-diversified investment company of the management type registered under the Investment Company Act of 1940 (the "1940 Act"). Prior to March 30, 1988, it was registered as a closed-end, non-diversified investment company under the 1940 Act. On that date, it elected to become a business development company ("BDC") subject to the provisions of the 1940 Act, as amended by the Small Business Incentive Act of 1980. Capital Southwest Management Company ("CSMC"), a wholly-owned subsidiary of CSC, is the management company for CSC and CSVC. CSMC generally incurs all normal operating and administrative expenses, including, but not limited to, salaries and related benefits, rent, equipment and other administrative costs required for its day-to-day operations. Capital Southwest trades on the NASDAQ Global Select Market under the symbol “CSWC.”

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1 Section 2(a)(48) generally defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in sections 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

2 Unless otherwise indicated, all section references herein are to the Investment Company Act of 1940.

3 Unless otherwise indicated, all rule references herein are to rules promulgated under the Investment Company Act of 1940.

Capital Southwest currently has a six member board of directors (the “ Board ”) of whom two are considered to be “interested persons” of Capital Southwest within the meaning of Section 2(a)(19) of the 1940 Act and four are not interested persons (the “ Disinterested Directors ”).  Capital Southwest has four Non-Employee Directors.  Currently Capital Southwest’s Non-Employee Directors are all Disinterested Directors, but it is possible that Capital Southwest may have Non-Employee Directors in the future who are interested persons of Capital Southwest.

B. The Business of Capital Southwest

Capital Southwest is an internally managed, non-diversified closed-end management investment company that has elected to be treated as a BDC under the 1940 Act. Capital Southwest provides debt and equity growth capital to privately-held middle-market companies.  Capital Southwest’s investment objective is to achieve capital appreciation through long-term investments in businesses believed to have favorable growth potential. Investment interests are focused on expansion financings, management buyouts, minority recapitalizations, industry consolidations and early-stage financings in a broad range of industry segments. Capital Southwest also makes available significant managerial assistance to the companies in which it invests and believes that providing material assistance to investee companies is critical to their business development activities.

III. MANAGEMENT

     A. Capital Southwest’s Board of Directors

                     The business and affairs of Capital Southwest are managed under the direction of the Board.  To carry out this purpose, the Board is responsible for, among other things, overseeing the process by which investments are selected and managed, appointing senior executives of Capital Southwest, the administration of management and the allocation of Capital Southwest’s resources.  The Board, including each Non-Employee Director, is also responsible for overseeing the management of Capital Southwest’s investment portfolio on an ongoing basis.  Each of the directors has experience in business and/or finance, which allows them to contribute guidance and analyses to management regarding Capital Southwest’s investments. The Board meets regularly. Additional meetings may be held from time to time when needed and vary in length depending on the circumstances. In the fiscal year ended March 31, 2009, the board met 15 times

     B. Activities of the Non-Employee Directors

     In addition to their duties as directors generally, Capital Southwest looks to the Non-Employee Directors for advice on specific matters including, among other things, credit and underwriting policies, asset valuation and strategic direction.  The professional experiences and expertise of the Non-Employee Directors make them valuable resources for Capital Southwest’s management, which communicates regularly with the Non-Employee Directors on an individual basis.  Management also solicits their ideas and advice with respect to operational matters as well as potential investments and transactions.

     In addition to their regular and special Board meetings, each of the Non-Employee Directors serves on at least one of the committees of the Board.  Messrs. Ligon, Henderson and Wilson serve on the audit committee.  Messrs. Burton, Ligon, Henderson and Wilson serve on the nominating committee and the compensation committee. The audit committee is responsible for approving Capital Southwest’s independent accountants, reviewing with such independent accountants the plans and results of the audit engagement, approving professional services provided by the independent accountants, reviewing the independence of the independent accountants and reviewing the adequacy of Capital Southwest’s internal accounting controls.   The compensation committee determines compensation for Capital Southwest’s executive officers.

     C. Current Non-Employee Directors

                     The following persons are the current Non-Employee Directors of Capital Southwest:

          1. Donald W. Burton

Mr. Burton is the Chairman, President and General Partner of various South Atlantic Venture Fund Partnership entities and is also the General Partner of the Burton Partnerships. Mr. Burton has served as a director of Capital Southwest since 2008 and is also a director of Knology, Inc. and Cluster A Mutual Funds managed by Black Rock Advisors.

          2. Graeme W. Henderson

Mr. Henderson is self-employed as a private investor and consultant and has been a director of Capital Southwest since 1976. He also serves as a director of Lifemark Group.

          3. Samuel Ligon

Mr. Ligon is self-employed as a private investor and consultant and has served as a director of Capital Southwest since 2003. Mr. Ligon also serves as a director of Heelys, Inc., Jokari/US, Inc. and Smith Abrasives, Inc.

          4. John H. Wilson

Mr. Wilson is the President of U.S. Equity Corporation, a venture capital investment firm. He has been a director of Capital Southwest since 1988. Mr. Wilson also serves as a director of Encore Wire Corporation and Palm Harbor Homes, Inc.

     Capital Southwest may add additional Non-Employee Directors from time to time.

      D. Compensation of Directors

     As compensation for serving on the Board, each of Capital Southwest’s Non-Employee Directors receives an annual fee of $32,000 and an additional $1,000 for each board meeting attended, not to exceed $4,000 per year. Directors receive no compensation for committee meetings. This compensation structure places an annual maximum compensation of $36,000 on non-employee directors. Their compensation is substantially below market. Non Employee Directors are ineligible for the existing retirement plan or Employee Stock Option Plan.

     Capital Southwest has concluded that it must provide the Non-Employee Directors with additional incentives in order to attract and retain highly qualified and motivated individuals to assist in its development.  Capital Southwest believes that it is competing for qualified and motivated director candidates against non-BDC public companies which are permitted to offer equity compensation such as the Awards to their directors.  Rather than increasing cash compensation for Non-Employee Directors, Capital Southwest would like to grant them Awards, further aligning their interests with the shareholders. Upon receipt of the Order and approval of the Plan by shareholders, Capital Southwest proposes to issue Awards to the Non-Employee Directors pursuant to the Plan. The Plan contains no provision for automatic grant of any Award to Non-Employee Directors.

IV. CAPITAL SOUTHWEST’S CURRENT INCENTIVE COMPENSATION

Capital Southwest currently does not have an equity-based compensation pursuant to which restricted stock may be awarded. Additionally, Capital Southwest currently has no equity-based compensation plan that includes Non-Employee Directors. Capital Southwest proposes to implement the Plan in the form set forth in Exhibit A hereto upon receipt of the Order and approval of the Plan by shareholders. Capital Southwest will submit the Plan to a vote of its shareholders at its 2009 annual meeting of shareholders on July 20, 2009 with the provision that the Plan will include Awards and apply to Non-Employee Directors only following receipt of the Order. If the Order is not issued, no Awards will be issued and the Plan will be automatically amended to delete all references to Non-Employee Directors in the Plan.

A. Capital Southwest Corporation’s 2009 Stock Incentive Plan

Capital Southwest’s Board approved the Plan for the purpose of attracting and retaining the services of officers, employees and Non-Employee Directors of Capital Southwest. Non-Employee Directors of Capital Southwest are not presently eligible to participate in the existing Employee Stock Incentive Plan.  The Plan was approved by the Board as a whole, including a majority of the Non-Employee Directors and the required majority as defined in Section 57(o) of the 1940 Act, by written consent on June 2, 2009.  If shareholders approve the Plan but the relief requested herein is not granted, the Board may make grants other than Awards to eligible employees.

If the relief requested herein is granted and shareholders approve the Plan, then grants, including Awards, may be made and the four current Non-Employee Directors would become eligible to participate in the Plan.  Additional Non-Employee Directors would become eligible to participate upon their election or appointment to the Board.  The Plan will not be modified with respect to provisions concerning Awards or Non-Employee Directors without obtaining an order of the Commission or approval of the Commission.

B. The Existing Stock Option Plan

Capital Southwest’s existing Stock Option Plan enables the Company to provide to its executives (1) incentive compensation commensurate with the creation of shareholder value; (2) opportunities for increased stock ownership by executives; and (3) competitive levels of total compensation over a long time horizon. Options are granted at the Nasdaq Stock Market's closing price of the Company's stock on the date of grant and thus have no ultimate value unless the value of the Company's stock appreciates. The Company has never granted options with an exercise price that is less than the closing price of the Company's common stock on the grant date, nor has it granted options which are priced on a date other than the grant date. Capital Southwest believes stock options provide a significant incentive for the option holders to enhance the value of the Company's common stock by continually improving the Company's performance and its investment results.

Options granted are generally exercisable on or after the first anniversary of the date of grant in five to ten annual installments and have a term of ten years. Upon termination or retirement, option holders have 30 days to exercise vested options to purchase shares except in the case of death or disability (subject to a 6-month limitation). Prior to the exercise of options, holders have no rights as shareholders with respect to the shares subject to such option, including voting rights and the right to receive dividends or dividend equivalents. The board does retain the right to make option holders whole in certain situations, e.g. liquidating dividend or distributions.

From time to time, the compensation committee has recommended and the board of directors has granted qualified and non-qualified stock options to executive officers and investment associates. Stock option award levels vary among participants based on their positions within the Company.

    C.  Employee Stock Ownership Plan

Capital Southwest maintains an Employee Stock Ownership Plan ("ESOP") for employees as part of the ESOP of one of its wholly-owned portfolio companies in which its most highly compensated officers participate. Employees who have completed one year of credited service, as defined in the ESOP, are eligible to participate in the ESOP. Contributions to the ESOP are discretionary, within limits established by the Internal Revenue Code. Funds contributed to the trust established under the ESOP are applied by the trustees to the purchase, in the open market at prevailing market prices, of Capital Southwest common stock. A participant's interest in contributions to the ESOP fully vests after five years (three years effective April 1, 2008) of credited service, and such vested interest is distributed to a participant at retirement, death or total disability, or after a one year break in service resulting from termination of employment for any other reason. Thus, the ESOP rewards long-term employees, aligning their interests with those of the Company's long-term shareholders.

V. REASON FOR REQUEST

Capital Southwest believes that, because the market for qualified director candidates is highly competitive, Capital Southwest’s successful performance depends on its ability to offer fair compensation packages to its directors that are competitive with those offered by other investment management businesses and public companies.  In that regard, the ability to offer equity-based compensation, including Awards, to both its employees and Non-Employee Directors which both aligns the interests of Non-Employee Directors with shareholder interests and provides a retention tool, is vital to Capital Southwest’s future growth and success.

     The Plan would enable Capital Southwest to offer compensation packages to employees and Non-Employee Directors that are competitive with those offered by its competitors and other investment management businesses. Capital Southwest believes that granting Awards under the Plan to both employees and Non-Employee Directors is fair and reasonable.  Non-Employee Directors provide Capital Southwest with the skills and experience necessary for management and oversight of Capital Southwest's investments and operations.  The Awards to be granted to Non-Employee Directors are a necessary adjunct to the Non-Employee Directors' fees and provide fair and reasonable compensation for the services and attention they devote to Capital Southwest.  Capital Southwest’s Non-Employee Directors make a significant contribution to the management of Capital Southwest's business and to the analysis and supervision of its portfolio investments.  The Non-Employee Directors serve as valuable resources for Capital Southwest's management regarding operational matters and strategic direction.  The Non-Employee Directors also serve on the Board's three committees.  Capital Southwest believes that these commitments of time and attention by its Non-Employee Directors are consistent with those described in prior applications for which the Commission has issued exemptive orders for the issuance of Awards to Non-Employee Directors. Capital Southwest also believes that granting Awards to employees under the Plan is consistent with that described in prior applications for which the Commission has granted exemptive orders for the issuance of Awards to employees.

VI.  APPLICABLE LAW AND NEED FOR RELIEF

     Under Section 63, the provisions of Section 23(a), which generally prohibit a registered closed-end investment company from issuing securities for services or for property other than cash or securities, are made applicable to BDCs. This provision would prohibit the issuance of Awards.

   Section 23(b) prohibits a registered closed-end investment company from selling any common stock of which it is the issuer at a price below the stock’s current net asset value, except with the consent of a majority of the company’s common shareholders at the time of issuance or under certain other enumerated circumstances not applicable to the subject of this Application. Section 63(2) provides that, notwithstanding Section 23(b), a BDC may sell any common stock of which it is the issuer at a price below the current net asset value of such stock and may sell warrants, options, or rights to acquire any such common stock at a price below the current net asset value of such stock if, generally (i) holders of a majority of the BDC’s outstanding voting securities, and the holders of a majority of the BDC’s voting securities who are not interested persons of the BDC, approved the BDC’s policy and practice of making such sales of securities at the last annual meeting of shareholders within one year immediately prior to any such sale; (ii) a required majority of the BDC’s directors (i.e., a majority of directors who have no financial interest in the transaction, plan or arrangement and who are not interested persons of the BDC) have determined that such sale would be in the best interests of the BDC and its shareholders; and (iii) a required majority of the BDC’s directors have determined immediately prior to the issuance of such securities that the price at which such securities are to be sold is not less than a price which closely approximates the market value of those securities.

    Because Awards that would be granted under the Plan may not meet the terms of Section 63(2), in the absence of the Order, Sections 23(b) and 63(2) would prevent the issuance of the Awards to the Non-Employee Directors.

   Section 57(a) proscribes certain transactions between a BDC and persons related to the BDC in the manner described in Section 57(b) (“57(b) persons”), absent a Commission order. Employees and directors of a BDC are Section 57(b) persons.  Section 57(a)(4) generally prohibits a 57(b) person from effecting a transaction in which the BDC is a joint participant absent such order. Rule 17d-1 is made applicable to BDCs by Section 57(i). Rule 17d-1 proscribes participation in a “joint enterprise or other joint arrangement or profit-sharing plan,” which includes, pursuant to paragraph 17d-l(c), a stock option or purchase plan. Thus, although a compensation plan involving grants of Awards is not specifically covered by Section 57(a)(4) or Rule 17d-l, the issuance of Awards could be deemed to involve a joint transaction involving a BDC and a 57(b) person in contravention of Section 57(a)(4).

  Pursuant to Section 57 of the 1940 Act, an internally managed BDC may provide compensation to its officers, directors and employees in a number of ways.  Pursuant to Section 57(j) an internally managed BDC may issue options to its officers, directors and employees.   As discussed above, Capital Southwest issues options pursuant to an executive compensation plan to provide additional incentive compensation to its officers and employees. Pursuant to Section 57(n) an internally managed BDC may adopt a profit sharing plan.   Capital Southwest has not adopted a profit-sharing plan and, in fact, Sections 57(n)(2) and 61(a)(3)(B)(iv) of the 1940 Act provide that an internally managed BDC may not adopt both an executive compensation plan pursuant to which it has outstanding options and a profit sharing plan.

                  Section 6(c) provides, in part, that the Commission may, by order upon application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes thereof, from any provision of the 1940 Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

    Section 57(a)(4) and Rule 17d-1 provide that the Commission may, by order upon application, grant relief under Section 57(a)(4) and Rule 17d-1 permitting certain joint enterprises or arrangements and profit-sharing plans.  Rule 17d-1(b) further provides that in passing upon such an application, the Commission will consider (i) whether the participation of the BDC in such enterprise, arrangement, or plan is consistent with the policies and purposes of the 1940 Act and (ii) the extent to which such participation is on a basis different from or less advantageous than that of other participants.

VII.  REQUESTED ORDER

     Capital Southwest requests an Order of the Commission pursuant to Section 6(c) of the 1940 Act granting an exemption from Sections 23(a), 23(b) and 63 of the 1940 Act and pursuant to Sections 57(a)(4) and 57(i) of the 1940 Act and Rule 17d-1 under the Act authorizing certain joint transactions otherwise prohibited by Section 57(a)(4) to permit Capital Southwest to issue Awards and to include Non-Employee Directors as recipients of Awards pursuant to the Plan.  Capital Southwest also asks that the Order apply to any future Non-Employee Directors.

VIII. CAPITAL SOUTHWEST’S LEGAL ARGUMENTS

     The Commission and Congress have recognized the need for certain types of investment companies, including closed-end investment companies, small business investment companies (“SBICs”), and BDCs, to offer equity-based compensation.  Capital Southwest believes that its ability to offer equity-based compensation in the form of Awards is necessary for Capital Southwest to attract and retain talented employees, officers and directors, including Non-Employee Directors, and to align that talent with shareholders’ interests.  Capital Southwest believes that its request for an order is consistent with the policies underlying the provisions of the 1940 Act permitting the use of equity compensation by BDCs as well as prior exemptive relief granted by the Commission.

     A.  Similarity to Issuances Currently Permitted under the 1940 Act for Non-Employee Directors

    Congress recognized the importance of equity-based compensation as a means of attracting and retaining qualified directors in the Small Business Investment Incentive Act of 1980 (the “1980 Amendments”).  The 1980 Amendments permit BDCs to issue to their directors warrants, options, and rights to purchase voting securities of such companies pursuant to executive compensation plans as long as such companies complied with certain conditions.4   Capital Southwest believes that the issuance of Awards to Non-Employee Directors of Capital Southwest, for purposes of investor protection under the 1940 Act, is substantially similar to what is currently permitted under Section 61.

                    B. Prior Commission Orders Relating to Awards and Non-Employee Director Compensation

                                     1. Orders Relating to Use of Equity Based Compensation by Business Development Companies

      MCG Capital Corporation. MCG Capital Corporation (“MCG”) filed an application on September 2, 2005, and an amendment to the application on January 31, 2006, requesting an order under Section 6(c) of the 1940 Act granting an exemption from Sections 23(a), 23(b) and 63 of the 1940 Act; and under Sections 57(a)(4) and 57(i) of the 1940 Act and Rule 17d-1 under the 1940 Act. The order granted on April 4, 2006 (the “ MCG Order ”) permits MCG to issue Awards to MCG’s non-employee directors, employees and employees of MCG’s wholly owned consolidated subsidiaries.5

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4 See Section 61(a)(3) of the 1940 Act.

5 See MCG Capital Corporation, Investment Company Act Release Nos. 27258 (March 8, 2006) (notice) and 27280 (April 4, 2006) (order).

            Hercules Technology Growth Capital, Inc.   Hercules Technology Growth Capital, Inc. (“ Hercules ”) filed a similar application on July 7, 2006, and subsequent amendments to the application on March 26, 2007 and May 1, 2007, requesting an order under Section 6(c) of the Act granting an exemption from Sections 23(a), 23(b) and 63 of the Act; and under Sections 57(a)(4) and 57(i) of the Act and Rule 17d-1 under the Act.  The order granted on May 23, 2007 (the “ Hercules Order ”) permits Hercules to issue Awards to Hercules’ non-employee directors and employees and employees of Hercules’ wholly-owned consolidated subsidiaries. 6

      Kohlberg Capital Corporation.   Kohlberg Capital filed a similar application on February 27, 2007, and subsequent amendment to the application on February 22, 2008 and March 10, 2008, requesting an order under Section 6(c) of the Act granting an exemption from Sections 23(a), 23(b) and 63 of the Act and under Sections 57(a)(4) and 57(i) of the Act and Rule 17d-1 under the Act.  The order granted on April 23, 2008 (the “Kohlberg I Order”) permits Kohlberg Capital to issue Awards to Kohlberg Capital’s officers and employees and employees of Kohlberg Capital’s wholly-owned subsidiaries. 7

     Kohlberg Capital Corporation.   Kohlberg Capital filed an application on February 27, 2007, and amended on February 13, 2008 and March 21, 2008, requesting an order under Section 61(a)(3)(B) of the Act approving the proposal to grant stock options to Non-Employee Directors. The order granted on April 23, 2008 (together with the Kohlberg I Order, the “Kohlberg Order”) permits Kohlberg Capital’s Non-Employee Directors to receive stock options.8,9

     2. Orders Relating to Use of Equity-Based Compensation by Internally-Managed Closed-End Investment Companies

     The important role that equity compensation can play in attracting and retaining qualified personnel has been expressly recognized by the Commission with respect to internally-managed closed-end investment companies.

      Baker, Fentress & Company and Adams Express Company, et. al.  In 1998, the Commission issued an order granting Baker, Fentress & Company (“Baker Fentress”) exemptive relief from Sections 17(a) and (d), 18(d), and 23(a), (b), and (c) and Rule 17d-1.  More recently, in 2005, the Commission issued a similar order granting Adams Express Company and Petroleum and Resources Corporation (“Adams Express”) exemptive relief from Sections 17(d), 18(d), and 23(a), (b), and (c) and Rule 17d-1.  These orders permitted the companies to implement broad equity-based compensation plans that included the issuance of restricted stock to their employees.10

       C. Standards for Exemption Under Section 6(c)

      Section 6(c), which governs Capital Southwest’s request for exemptive relief from Section 23 and 63 provides, in part, that the Commission may, by order upon application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes thereof, from any provisions of the 1940 Act, if and to the extent

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6 See Hercules Technology Growth Capital, Inc., Investment Company Act Release Nos. 27815 (May 2, 2007) (notice) and 27838 (May 23, 2007) (order).

7 See Kohlberg Capital Corporation, Investment Company Act Release Nos 28168 (March 24, 2008) (notice) and 28199 (April 23, 2008) (order).

8 See Kohlberg Capital Corporation, Investment Company Act Release Nos 28228 (March 28, 2008) (notice) and 28239 (April 23, 2008) (order).

10 See Baker, Fentress & Company, Investment Company Act Release No. 23619 (Dec. 22, 1998) (the “Baker Fentress Order”) and Adams Express Company, et. al., Investment Company Act Release No. 26780 (March 8, 2005) (the “Adams Express Order”). Capital Southwest notes that, in each of their respective applications, Adams Express and Baker Fentress cited the legislative history of the 1980 Amendments as standing for the idea that Congress had recognized the importance of equity-based compensation as a means of attracting and retaining qualified personnel. Both Adams Express and Baker Fentress received orders from the Commission permitting the issuance of equity-based compensation, including direct grants of stock.

that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the 1940 Act’s policy and provisions.

          1. Necessary or Appropriate in the Public Interest

     As indicated above, both the Commission and Congress have long recognized the importance of equity-based compensation in attracting and retaining qualified personnel, including directors. Capital Southwest submits that maintaining the ability of a BDC to provide capital and management expertise to privately-held companies by attracting and retaining highly qualified employees, officers and directors is in the public interest, including the interests of Capital Southwest’s shareholders.  Capital Southwest competes for talented directors and employees with banks, private equity funds, and other financial services companies that are not investment companies registered under the 1940 Act, all of which pay substantially higher cash compensation to directors.  These organizations are able to offer all types of equity-based compensation to their directors and employees, including Awards, and, therefore, have an advantage over Capital Southwest in attracting and retaining highly qualified personnel.  Non-Employee Directors provide Capital Southwest with the skills and experience necessary for management and oversight of Capital Southwest's investments and operations and may also have specific experience with respect to industries in which Capital Southwest invests.  For Capital Southwest to compete on a more equal basis with such organizations, it must be able to attract and retain talented employees and directors, including Non-Employee Directors, and offer them comparable compensation packages.

     2. Consistency with the Protection of Investors

     Investors will be protected to at least the same extent that they are currently protected under Section 61(a)(3).  The Plan was approved by the Board in accordance with Section 61(a)(3)(A)(iv) on June 2, 2009.  The Plan has been submitted to Capital Southwest’s shareholders for their approval or disapproval at the annual meeting.  If the Plan is approved by shareholders, it will be implemented for employees (except that Awards will not be granted unless the relief requested herein is granted). Capital Southwest’s shareholders will have the opportunity to decide for themselves the value of the prospective benefits offered by the Plan.  Capital Southwest is subject to the standards and guidelines adopted by the Financial Accounting Standards Board for operating companies relating to the accounting for and disclosure of restricted stock, and the requirements under the Securities and Exchange Act of 1934, as amended (the “ 1934 Act ”), relating to executive compensation disclosure for operating companies. 11

     If the Order is granted and shareholders approve the Plan, we expect to issue Awards under the Plan and Non-Employee Directors automatically will be eligible for grants under the Plan. Capital Southwest acknowledges that while Awards granted under the Plan would have a dilutive effect on the shareholders’ equity in Capital Southwest, that effect would be minimal and would far be outweighed by the anticipated benefits of the Plan to Capital Southwest and its shareholders.

     3. Consistency with the Purposes of the 1940 Act

     As indicated earlier, Capital Southwest is at a disadvantage in competing with other financial services companies in attracting and retaining management directors because they cannot offer shares of the company as part of a compensation plan.  The Commission previously recognized the problem of restricting equity compensation in the context of SBICs in 1971 and granted a limited exemption from the 1940 Act’s provisions to permit SBICs to issue qualified stock options.  Congress amended the 1940 Act in 1980 to permit BDCs also to issue warrants, options, and rights.  The Commission again recognized these problems in the context of closed-end investment companies in 1985 and granted a limited exemption from the 1940 Act’s provisions to permit certain internally managed closed-end investment companies to issue incentive stock options.  In 1998, the

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11 In addition, Capital Southwest will comply with the amendments to the disclosure requirements for executive and director compensation, related party transactions, director independence and other corporate matters, and security ownership of officers and directors to the extent adopted and applicable to BDCs.   See Executive Compensation and Related Party Disclosure, Securities Act Release No. 8655 (Jan. 27, 2006) (proposed rule); Executive Compensation and Related Party Disclosure, Securities Act Release No. 8732A (Aug. 29, 2006) (final rule and proposed rule), as amended by Executive Compensation Disclosure, Securities Act Release No. 8765 (Dec. 22, 2006) (adopted as interim final rules with request for comments).

Commission issued the Baker Fentress Order and in 2005, the Commission issued  the Adams Express Order, both permitting numerous types of equity compensation, including the issuance of restricted stock by a registered closed-end investment company.  In 2006, 2007 and 2008, the Commission issued the MCG Order, the Hercules Order and the Kohlberg Orders, respectively, permitting equity compensation, including the issuance of restricted stock by a BDC.  In each of these instances, it was found that equity compensation would not offend the 1940 Act’s policies and purposes.

     In the present case, Capital Southwest is merely requesting that it be allowed to issue Awards in substantially the same manner and subject to substantially similar restrictions under which it is currently permitted to issue warrants, options, and rights to purchase under Section 61(a)(3).  In terms of the issuance of shares of restricted stock to employees and Non-Employee Directors, Capital Southwest is merely requesting that it be allowed to issue such Awards in a substantially similar manner and subject to substantially similar restrictions as the Commission has, by way of an order, permitted BDCs and closed-end funds to issue restricted stock.  Capital Southwest further submits that the Plan would not violate the purposes behind Sections 23(a) and (b).  The concerns underlying the enactment of those provisions included (i) preferential treatment of investment company insiders and the use of options and other rights by insiders to obtain control of the investment company; (ii) complication of the investment company’s structure that made it difficult to determine the value of the company’s shares; and (iii) dilution of shareholders’ equity in the investment company.

     The Plan does not raise concerns about preferential treatment of Capital Southwest’s insiders because the Plan is a bona fide compensation plan of the type that is common among corporations generally, and that is contemplated by Section 61 of the 1940 Act and approved by the Commission in orders given to MCG, Hercules, Kohlberg Capital, Baker Fentress and Adams Express.

     Capital Southwest further states that the Plan will not unduly complicate Capital Southwest’s structure because equity-based incentive compensation arrangements are widely used among corporations and commonly known to investors.  Capital Southwest notes that the Plan is being submitted to shareholders for their approval. Capital Southwest further notes that the Plan will be disclosed to investors in accordance with the requirements for registration statements, and pursuant to the standards and guidelines adopted by the Financial Accounting Standards Board for operating companies.  Capital Southwest concludes that the Plan will be adequately disclosed to investors and appropriately reflected in the market value of Capital Southwest’s shares of Common Stock.  In addition, Capital Southwest states that its shareholders will be further protected by the conditions to the requested order that assure continuing oversight of the operation of the Plan by Capital Southwest’s Board.

D. Standards for an Order Under Rule 17d-1

Rule 17d-1 provides that the Commission may, by order upon application, grant relief permitting certain joint enterprises or arrangements and profit-sharing plans.  Rule 17d-1(b) further provides that in passing upon such an application, the Commission will consider (i) whether the participation of the BDC in such enterprise, arrangement, or plan is consistent with the policies and purposes of the 1940 Act and (ii) the extent to which such participation is on a basis different from or less advantageous than that of other participants.

     1. Consistency with the 1940 Act’s Policies and Purposes

      The arguments as to why the Plan is consistent with the 1940 Act are almost identical to the standards for exemptions under Section 6(c) and have been set forth above.  Additionally, Section 57(j)(1) expressly permits any director, officer, or employee of a BDC to acquire warrants, options, and rights to purchase voting securities of such BDC, and the securities issued upon the exercise or conversion thereof, pursuant to an executive compensation plan which meets the requirements of Section 61(a)(3)(B).  Capital Southwest submits that the issuance of Awards pursuant to the Plan poses no greater risk to shareholders than the issuances currently permitted by Section 57(j)(1).

  2. Differences in Participation

  Capital Southwest’s Plan provides no differences in participation between Non-Employee Directors and other employees and officers.

IX.  CAPITAL SOUTHWEST’S CONDITIONS

Capital Southwest agrees that the Order granting the requested relief will be subject to the following condition:

1. The Plan will be authorized by Capital Southwest’s shareholders.

X.  PROCEDURAL MATTERS

     A. Communications

Please address all communications concerning this Application and the Notice and Order to:

Gary L. Martin

Chief Executive Officer

Capital Southwest Corporation

12900 Preston Road, Suite 700
Dallas, Texas 75230

Please address any questions concerning this Application and a copy of any communications, notice, or order to:

Gina Betts, Esq.

Locke Lord Bissell & Liddell LLP

2200 Ross Ave., Suite 2200

Dallas, Texas 75201

     B. Authorization

   The filing of Capital Southwest’s Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the unanimous consent of the Board dated June 2, 2009.  A copy of the resolution then adopted by the Board is attached as Exhibit B.  Such authorization still remains in full force and effect.

XI.  EXHIBITS

Exhibit A	Capital Southwest Corporation 2009 Stock Incentive Plan

Exhibit B	Resolution of the Board of Directors of Capital Southwest Corporation Authorizing the Filing of this Application and Approving the Capital Southwest Corporation 2009 Stock Incentive Plan

Capital Southwest has caused this Application to be duly signed on its behalf, in the County of Dallas, State of Texas, on the 7th day of July, 2009.

CAPITAL SOUTHWEST CORPORATION

By: /s/ GARY L. MARTIN
Name: Gary L. Martin
Title: Chief Executive Officer

EXHIBIT A

CAPITAL SOUTHWEST CORPORATION
2009 STOCK INCENTIVE PLAN

1.             PURPOSE

This Plan is intended to foster and promote the long-term financial success of Capital Southwest Corporation and its Subsidiaries (the "Company Group"); to reward performance and to increase shareholder value by providing Participants appropriate incentives and rewards; to enable the Company Group to attract and retain the services of outstanding individuals upon whose judgment, interest and dedication the successful conduct of the Company Group’s businesses are largely dependent; to encourage Participants’ ownership interest in Capital Southwest Corporation; and to align the interests of management and directors with that of the Company’s shareholders.

2.            DEFINITIONS

(a)      "Affiliate" means any "parent corporation" or "subsidiary corporation" of the Company, as such term is defined in Code Sections 424(e) and 424(f).

(b)     "Award" means, individually or collectively, a grant under the Plan of Non-Statutory Stock Options, Incentive Stock Options and Restricted Stock Awards.

(c)      "Award Agreement" means a written or electronic agreement evidencing and setting forth the terms of an Award.

(d)     "Board of Directors" means the board of directors of the Company.

(e)     "Cause" means, unless otherwise specified in the Award Agreement or in an employment agreement with any member of Company Group, with respect to a Participant:

(i)	Commission of any act or acts of personal dishonesty intended to result in substantial personal enrichment to the Employee to the detriment of any Company Group member;

(ii)	Conviction of, or entering into a plea of nolo contendere to, a felony;

(iii)

In the case of an Employee, repeated failures to perform his responsibilities that are demonstrably willful and deliberate, provided that such failures have continued for more than 10 days following written notice from the Company of its intent to terminate his employment based on such failures;

(iv)

Intentional, repeated or continuing violation of any of the applicable Company Group member’s policies or procedures that occurs or continues after notice to the Participant that he or she has violated such policy or procedure; or

(v)	Any material breach of a written covenant or agreement with a Company Group member, including the terms of this Plan or any material breach of fiduciary duty to a Company Group member.

A Participant shall be considered to have been discharged for Cause if the Company determines within 30 days after his resignation or discharge that discharge for Cause was warranted.

(f)     "Change in Control" means

(i)

the date any one person, or more than one "person" acting as a group, acquires (or has acquired during the twelve-month period ending on the date of the most recent acquisition by such person(s)) ownership of Common Stock possessing 51% or more of the total voting power of the Common Sock of the Company;

(ii)

individuals who at any time during the term of this Agreement constitute the board of directors of the Company (the "Incumbent Board") cease for any reason to constitute at least a majority thereof, provided that any person becoming a director subsequent to the date hereof whose election or nomination for election was approved by a vote of at least 75% of the directors comprising the Incumbent Board (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director, without objection to such nomination) shall be, for purposes of this clause (ii) considered as though such person were a member of the Incumbent Board;

(iii)

any consolidation or merger to which the Company is a party, if following such consolidation or merger, shareholders of the Company immediately prior to such consolidation or merger shall not beneficially own securities representing at least 51% of the combined voting power of the outstanding voting securities of the surviving or continuing corporation; or

(iv)

any sale, lease, exchange or other transfer (in one transaction or in a series of related transactions) of all, or substantially all, of the assets of the Company, other than to an entity (or entities) of which the Company or the shareholders of the Company immediately prior to such transaction beneficially own securities representing at least 51% of the combined voting power of the outstanding voting securities.

(g)     "Code" means the Internal Revenue Code of 1986, as amended.

(h)     "Committee" means the Compensation Committee of the Board of Directors.

(i)     "Common Stock" means the Common Stock of the Company, par value, $1.00 per share.

(j)      "Company" means Capital Southwest Corporation, a corporation organized under the laws of the State of Texas, and all successors to it.

(k)      "Covered Employee" means an Employee who is, or is determined by the Committee may become, a "covered employee" within the meaning of Code Section 162(m).

(l)       "Date of Grant" means the date when the Company completes the corporate action necessary to create the legally binding right constituting an Award, as provided in Code Section 409A and the r egulations thereunder.

(m)      "Disability" has the meaning set forth in Code Section 22(e)(3).

(n)       "Effective Date" means the date the Plan is approved by the shareholders of the Company.

(o)       "Employee" means any person employed by the Company or a Subsidiary. Directors who are employed by the Company or a Subsidiary shall be considered Employees under the Plan.

(p)       "Exchange Act" means the Securities Exchange Act of 1934, as amended.

(q)       "Exercise Price" means the price at which a Participant may purchase a share of Common Stock pursuant to an Option.

(r)        "Fair Market Value" on any date means the market price of Common Stock, determined by the Committee as follows:

(i)

If the Common Stock is listed and traded on a national securities exchange (as such term is defined by the Exchange Act, as amended) or on the NASDAQ National Market System on the date of determination, then the Fair Market Value per share shall be the closing price of a share of the Common Stock on said national securities exchange or NASDAQ National Market System on the date of determination. If the Common Stock is traded in the over-the-counter market, the Fair Market Value per share shall be the average of the closing bid and asked prices of a share on the date of determination;

(ii)

If the Common Stock is listed on a national securities exchange or on the NASDAQ National Market System but no shares of the Common Stock are traded on the date of determination, but there were shares traded on dates within a reasonable period before the date of determination, the Fair Market Value shall be the closing price of a share of the Common Stock on the most recent date before the date of determination. If the Common Stock is regularly traded in the over-the-counter market but no shares of the Common Stock are traded on the date of determination, but there were shares traded on dates within a reasonable period before the date of determination, the Fair Market Value shall be the average of the closing bid and asked prices of a share of the Common Stock on the most recent date before the date of determination on which trading occurred.

(iii)

If neither of the foregoing provisions is applicable,, then the Fair Market Value shall be determined by the Committee in good faith on such basis as it deems appropriate, in accordance with Code Section 409A.

Whenever possible, the determination of Fair Market Value by the Committee shall be based on the prices reported in The Wall Street Journal. The Committee’s determination of Fair Market Value shall be conclusive and binding on all persons.

(s)     "Incentive Stock Option" means a stock option granted to a Participant pursuant to Section 8 of the Plan that is intended to meet the requirements of Code Section 422.

(t)      "Non-Statutory Stock Option" means a stock option granted to a Participant pursuant to Section 7 of the Plan that is not intended to qualify, or does not qualify, as an Incentive Stock Option.

(u)      "Option" means an Incentive Stock Option or a Non-Statutory Stock Option.

(v)      "Outside Director" means a member of the Board of Directors of the Company or a Subsidiary who is not also an Employee of the Company or a Subsidiary.

(w)      "Participant" means any person who holds an outstanding Award.

(x)       "Performance Criteria" means the criteria the Committee selects for purposes of establishing the Performance Goal or Performance Goals for a Participant for a Performance Period. The Performance Criteria that will be used to establish Performance Goals are limited to the following: economic value added (as determined by the Committee): achievement of profit, loss or expense ratio; cash flow; book value; sales of products; net income (either before or after taxes); operating earnings; return on capital; return on net assets; return on shareholders’ equity; return on assets; shareholder returns; productivity; expenses; margins; operating efficiency; customer satisfaction; earnings per share; price per share of Common Stock; and market share, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group. The Committee shall, within the time prescribed by Code S ection 162(m), define in an objective fashion the manner of calculating the Performance Criteria it selects to use for such Performance Period for such Participant.

(y)       "Performance Goals" means the goals established in writing by the Committee for the Performance Period based upon the Performance Criteria. Depending on the Performance Criteria used to establish such Performance Goals, the Performance Goals may be expressed in terms of overall Company performance or the performance of a Subsidiary or an individual. The Committee shall establish Performance Goals for each Performance Period prior to, or as soon as practicable after, the commencement of such Performance Period. The Committee, in its discretion, may, within the time prescribed by Code Section 162(m), adjust or modify the calculation of Performance Goals for such Performance Period in order to prevent the dilution or enlargement of the rights of Participants (i) in the event of, or in anticipation of, any unusual or extraordinary corporate item, transaction, event, or development, or (ii) in recognition of, or in anticipation of, any other unusual or nonrecurring events affecting the Company, or the financial statements of the Company, or in response to, or in anticipation of, changes in applicable laws, regulations, accounting principles, or business conditions.

(z)     "Performance Period" means the designated period during which the Performance Goals must be satisfied with respect to the Award to which the Performance Goals relate.

(aa)    "Plan" means this Capital Southwest Corporation 2009 Stock Incentive Plan.

(bb)    "Qualified Performance-Based Award" means an Award that is intended to qualify as "qualified performance-based compensation" within the meaning of Code Section 162(m) and is designated as a Qualified Performance-Based Award pursuant to Section 12 hereof.

(cc)     "Retirement" with respect to an Employee means Termination of Services which is designated by the Committee as a "retirement" for purposes of the Plan. With respect to an Outside Director, "Retirement " means termination of service as a member of the Board of Directors of the Company and its Subsidiaries for any reason other than death or Disability.

(dd)     "Share" means a share of Common Stock.

(ee)     "Subsidiary" means any corporation, partnership or other form of unincorporated entity of which the Company owns, directly or indirectly, 50% or more of the total combined voting power of all classes of stock, if the entity is a corporation; or of the capital or profits interest, if the entity is a partnership or another form of unincorporated entity.

(ff)      "Termination of Service" shall mean the termination of employment of an Employee by the Company and all Subsidiaries or the termination of service by an Outside Director as a member of the Board of D irectors of the Company and all Subsidiaries. A Participant’s service shall not be deemed to have terminated because of a change in the entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant’s service. Furthermore, a Participant ’s service with the Company Group shall not be deemed to have terminated if the Participant takes any military leave, sick leave, or other bona fide leave of absence approved by the Company or a Subsidiary; provided, however, that if any such leave exceeds 90 days, on the 91st day of such leave the Participant’ s service shall be deemed to have terminated unless the Participant’s leave of absence is approved by the Committee. The Participant’s service shall be deemed to have terminated upon the entity for which the Participant performs service ceasing to be a Subsidiary (or any successor). Subject to the foregoing, the Company, in its discretion, shall determine whether a Participant’s service has terminated and the effective date of such termination.

3.             ADMINISTRATION

The Committee shall administer the Plan. The Committee shall consist of two or more disinterested directors of the Company, who shall be appointed by the Board of Directors. A member of the Board of Directors shall be deemed to be "disinterested" only if he satisfies (i) such requirements as the Securities and Exchange Commission may establish for non-employee directors administering plans intended to qualify for exemption under Rule 16b-3 (or its successor) under the Exchange Act and (ii) such requirements as the Internal Revenue Service may establish for outside directors acting under plans intended to qualify for exemption under Code Section 162(m)(4)(C). The Board of Directors may also appoint one or more separate committees of the Board of Directors, each composed of one or more directors of the Company or a Subsidiary who need not be disinterested, that may grant Awards and administer the Plan with respect to Employees, Outside Directors, and other individuals who are not considered officers or directors of the Company under Section 16 of the Exchange Act or for whom Awards are not intended to satisfy the provisions of Code Section 162(m).

(a)     The Committee shall have the sole and complete authority to:

(i)	determine the individuals to whom Awards are granted, the type and amounts of Awards to be granted and the time of all such grants;

(ii)	determine the terms, conditions and provisions of, and restrictions relating to, each Award granted;

(iii)	interpret and construe the Plan and all Award Agreements;

(iv)	prescribe, amend and rescind rules and regulations relating to the Plan;

(v)	determine the content and form of all Award Agreements;

(vi)	determine all questions relating to Awards under the Plan, including whether any conditions relating to an Award have been met;

(vii)

consistent with the Plan and with the consent of the Participant, as appropriate, amend any outstanding Award or amend the exercise date or dates thereof, provided that the Committee shall not have any discretion or authority to make changes to any Award that is intended to qualify as a Qualified Performance-Based Award to the extent that the existence of such discretion or authority would cause such Award not to so qualify, or to " reprice" any Options within the meaning of Section 18(b) hereof;

(viii)	determine the duration and purpose of leaves of absence that may be granted to a Participant without constituting termination of the Participant’s employment for the purpose of the Plan or any Award;

(ix)	maintain accounts, records and ledgers relating to Awards;

(x)	maintain records concerning its decisions and proceedings;

(xi)	employ agents, attorneys, accountants or other persons for such purposes as the Committee considers necessary or desirable; and

(xii)	do and perform all acts which it may deem necessary or appropriate for the administration of the Plan and to carry out the objectives of the Plan.

The Committee’s determinations under the Plan shall be final and binding on all persons.

(b)     Each Award shall be evidenced by an Award Agreement containing such provisions as may be approved by the Committee. Each Award Agreement shall constitute a binding contract between the Company and the Participant, and every Participant, upon acceptance of the Award Agreement, shall be bound by the terms and restrictions of the Plan and the Award Agreement. The terms of each Award Agreement shall be in accordance with the Plan, but each Award Agreement may include such additional provisions and restrictions determined by the Committee, in its discretion, provided that such additional provisions and restrictions are not inconsistent with the terms of the Plan. In particular, and at a minimum, the Committee shall set forth in each Award Agreement (i) the type of Award granted ; (ii) the Exercise Price of any Option or Stock Appreciation Right; (iii) the number of Shares subject to the Award; (iv) the expiration date of the Award; (v) the manner, time, and rate (cumulative or otherwise) of exercise or vesting of such Award; and (vi) the restrictions, if any, placed upon such Award, or upon Shares which may be issued upon exercise of such Award. The Chairman of the Committee and such other directors and officers as shall be designated by the Committee is hereby authorized to execute Award Agreements on behalf of the Company and to cause them to be delivered to the recipients of Awards.

4.         TYPES OF AWARDS AND RELATED RIGHTS

The following types of Awards may be granted under the Plan:

(a)     Non-Statutory Stock Options;

(b)     Incentive Stock Options; and

(c)     Restricted Stock Awards.

5.             STOCK SUBJECT TO THE PLAN

(a)     General Limitations. Subject to adjustment as provided in Section 16 of the Plan, the maximum number of Shares reserved for issuance in connection with Awards under the Plan is 47,000 Shares. Subject to adjustment as provided in Section 16 of the Plan, the maximum number of Shares reserved for issuance as Incentive Stock Options under the Plan is 140,000 Shares.

(b)     Individual Limitations. Subject to adjustment as provided in Section 15 of the Plan:

(i)	the maximum number of Shares with respect to which Options may be granted to any individual during any one calendar year is 18,750 Shares; and

(ii)	in no event may Qualified Performance-Based Awards be granted to a single Participant in any 12-month period (i) in respect of more than 6,250 Shares.

(c)     Other Rules.

(i)

The number of Shares associated with an Award originally counted against the limitations as the result of the grant of the Award shall be restored against the limitations and be available for reissuance under this Plan if and to the extent the Award is surrendered, cancelled, expires, terminates or is forfeited for any reason.

(ii)	The following Shares shall not become available for issuance or reissuance under the Plan:

	A.	Shares tendered by a Participant as full or partial payment to the Company upon exercise of an Option;

B.

Shares withheld by, or otherwise remitted to satisfy a Participant’s tax withholding obligations upon the lapse of restrictions on a Restricted Stock, the exercise of Options granted under the Plan or upon any other payment or issuance of Shares under the Plan.

(d)     Shares issued under the Plan may be either authorized but unissued Shares, authorized Shares previously issued held by the Company in its treasury which have been reacquired by the Company, or Shares purchased by the Company in the open market.

6.             ELIGIBILITY

Subject to the terms of the Plan, all Employees and Outside Directors shall be eligible to receive Awards under the Plan.

7.             NON-STATUTORY STOCK OPTIONS

The Committee may, subject to the limitations of this Plan and the availability of Shares reserved but not previously awarded under the Plan, grant Non-Statutory Stock Options to eligible individuals upon such terms and conditions as it may determine to the extent such terms and conditions are consistent with the following provisions:

(a)     Exercise Price. The Committee shall determine the Exercise Price of each Non-Statutory Stock Option. However, the Exercise Price shall not be less than the Fair Market Value of the Common Stock on the Date of Grant.

(b)    Terms of Non-Statutory Stock Options. The Committee shall determine the term during which a Participant may exercise a Non-Statutory Stock Option, but in no event may a Participant exercise a Non-Statutory Stock Option, in whole or in part, more than 10 years from the Date of Grant. The Committee shall also determine the date on which each Non-Statutory Stock Option, or any part thereof, first becomes exercisable and any terms or conditions a Participant must satisfy in order to exercise each Non-Statutory Stock Option. Shares underlying each Non-Statutory Stock Option may be purchased, in whole or in part, by the Participant at any time during the term of such Non -Statutory Stock Option, after such Option becomes exercisable. A Non-Statutory Stock Option may not be exercised for fractional shares.

(c)     Termination of Service (General). Unless otherwise determined by the Committee, upon a Participant’s Termination of Service for any reason other than Disability or death, or Termination for Cause, the Participant may exercise only those Non-Statutory Stock Options that were immediately exercisable by the Participant at the date of such termination and only for one month following the date of such termination, or, if sooner, the expiration of the term of the Non-Statutory Stock Option.

(d)     Termination of Service (Disability or Death). Unless otherwise determined by the Committee, in the event of a Participant’s Termination of Service due to Disability or death, all Non-Statutory Stock Options held by such Participant that are not vested shall terminate and the vested Non-Statutory Stock Options shall remain exercisable for six months following the date of such termination, or, if sooner, the expiration of the term of the Non-Statutory Stock Option.

(e)     Termination of Service for Cause. Unless otherwise determined by the Committee, in the event of a Participant’s Termination of Service for Cause, all rights with respect to the Participant’s Non- Statutory Stock Options shall be forfeited and expire immediately upon the effective date of such Termination for Cause.

(f)     Extension of Term of Option. The period during which a Non-Statutory Stock Option is to remain exercisable following a Participant’s Termination of Service shall be extended if the exercise of the Non- Statutory Stock Option would violate an applicable Federal, state, local, or foreign law until 30 days after the exercise of the Non-Statutory Stock Option would no longer violate applicable Federal, state, local, and foreign laws, but not beyond the original term of the Non-Statutory Stock Option pursuant to Section 7(b).

(g)    Acceleration Upon Change in Control. In the event of a Change in Control, all Non-Statutory Stock Options held by a Participant shall immediately become exercisable and, subject to Section 16(b), shall remain exercisable until the ex piration of the term of the Non-Statutory Stock Option.

(h)     Payment. Payment due to a Participant upon the exercise of a Non-Statutory Stock Option shall be made in the form of Shares.

8.              INCENTIVE STOCK OPTIONS

The Committee may, subject to the limitations of the Plan and the availability of Shares reserved but not previously awarded under this Plan, grant Incentive Stock Options to Employees upon such terms and conditions as it may determine to the extent such terms and conditions are consistent with the following provisions:

(a)     Exercise Price. The Committee shall determine the Exercise Price of each Incentive Stock Option. However, the Exercise Price shall not be less than the Fair Market Value of the Common Stock on the Date of Grant; provided, however, that if at the time an Incentive Stock Option is granted, the Employee owns or is treated as owning, for purposes of Code Section 422, Common Stock representing more than 10% of the total combined voting securities of the Company ("10% Owner"), the Exercise Price shall not be less than 110% of the Fair Market Value of the Common Stock on the Date of Grant.

(b)     Amounts of Incentive Stock Options. To the extent the aggregate Fair Market Value of Shares with respect to which Incentive Stock Options that are exercisable for the first time by an Employee during any calendar year under the Plan and any other stock option plan of the Company or an Affiliate exceeds $100,000, or such higher value as may be permitted under Code Section 422, such Options in excess of such limit shall be treated as Non-Statutory Stock Options. Fair Market Value shall be determined as of the Date of Grant with respect to each such Incentive Stock Option.

(c)     Terms of Incentive Stock Options. The Committee shall determine the term during which a Participant may exercise an Incentive Stock Option, but in no event may a Participant exercise an Incentive Stock Option, in whole or in part, more than 10 years from the Date of Grant; provided, however, that if at the time an Incentive Stock Option is granted to an Employee who is a 10% Owner, the Incentive Stock Option granted to such Employee shall not be exercisable after the expiration of five years from the Date of Grant. The Committee shall also determine the date on which each Incentive Stock Option, or any part thereof, first becomes exercisable and any terms or conditions a Participant must satisfy in order to exercise each Incentive Stock Option. Shares underlying each Incentive Stock Option may be purchased, in whole or in part, at any time during the term of such Incentive Stock Option, after such Option becomes exercisable. An Incentive Stock Option may not be exercised for fractional shares.

(d)     Termination of Employment (General). Unless otherwise determined by the Committee, upon a Participant’s Termination of Service for any reason other than Disability or death, or Termination for Cause, for three months following the date of such termination, or, if sooner, the expiration of the term of the Incentive Stock Option.

(e)     Termination of Employment (Disability or Death). Unless otherwise determined by the Committee, in the event of a Participant’s Termination of Service due to Disability or death, the Participant may exercise only those Incentive Stock Options that were immediately exercisable by the Participant at the date of such termination and only for six months following the date of such termination, or, if sooner, the expiration of the term of the Incentive Stock Option.

(f)      Termination of Employment for Cause. Unless otherwise determined by the Committee, in the event of an Employee’s Termination for Cause, all rights under such Employee’s Incentive Stock Options shall expire immediately upon the effective date of such Termination for Cause.

(g)     Extension of Term of Option. The period during which an Incentive Stock Option is to remain exercisable following a Participant’s Termination of Service shall be extended if the exercise of the Incentive Stock Option would violate an applicable Federal, state, local, or foreign law until 30 days after the exercise of the Incentive Stock Option would no longer violate applicable Federal, state, local, and foreign laws, but not beyond the original term of the Incentive Stock Option pursuant to Section 8(c). Any extension of the term of an Incentive Stock Option pursuant to this Section 8(g) may cause the Option to be treated as a Non-Statutory Stock Option.

(h)     Acceleration Upon a Change in Control. In the event of a Change in Control, all Incentive Stock Options held by such a Participant shall become immediately vested and fully exercisable, and, subject to Section 16(b), shall remain exercisable until the expiration of the term of the Incentive Stock Option.

(i)      Payment. Payment due to a Participant upon the exercise of an Incentive Stock Option shall be made in the form of Shares.

(j)     Disqualifying Dispositions. Each Award Agreement with respect to an Incentive Stock Option shall require the Participant to notify the Committee of any disposition of Shares issued pursuant to the exercise of such Option under the circumstances described in Code Section 421(b) (relating to certain disqualifying dispositions), within 10 days of such disposition.

9.             METHOD OF EXERCISE OF OPTIONS

Subject to any applicable Award Agreement, any Option may be exercised by the Participant in whole or in part at such time or times, and the Participant may make payment of the Exercise Price in such form or forms, including, without limitation, payment by delivery of cash or Common Stock owned by the Participant for more than six months having a Fair Market Value on the exercise date equal to the total Exercise Price, or by any combination of cash and Shares, including exercise by means of a cashless exercise arrangement with a qualifying broker-dealer. The Participant may deliver shares of Common Stock either by attestation or by the delivery of a certificate or certificates for shares duly endorsed for transfer to the Company.

10.            RESTRICTED STOCK AWARDS

The Committee may, subject to the limitations of the Plan and the availability of Shares reserved but not previously awarded under this Plan, grant Restricted Stock Awards to eligible individuals upon such terms and conditions as it may determine to the extent such terms and conditions are consistent with the following provisions:

(a)     Payment of the Restricted Stock Award. The Restricted Stock Award may only be made in whole Shares.

(b)    Terms of the Restricted Stock Awards. The Committee shall determine the dates on which Restricted Stock Awards granted to a Participant shall vest and any specific conditions or Performance Goals which must be satisfied prior to the vesting of any installment or portion of the Restricted Stock Award. Notwithstanding other paragraphs in this Section 10, the Committee may, in its sole discretion, accelerate the vesting of any Restricted Stock Awards except for any Restricted Stock Awards that are Qualified Performance-Based Awards under Section 12 hereof. The acceleration of any Restricted Stock Award shall create no right, expectation or reliance on the part of any other Participant or that certain Participant regarding any other Restricted Stock Awards.

(c)     Termination of Service. Unless otherwise determined by the Committee, upon a Participant’s Termination of Service for any reason other than Retirement, Disability or death, the Participant’s unvested Restricted Stock Awards as of the date of termination shall be forfeited and any rights the Participant had to such unvested Restricted Stock Awards shall become null and void. Unless otherwise provided in the applicable Award Agreement, in the event of a Participant’s Termination of Service due to Retirement, Disability or death, all unvested Restricted Stock Awards held by such Participant, including any portion of a Restricted Stock Award subject to a Performance Goal, shall immediately vest.

(d)     Acceleration Upon a Change in Control. In the event of a Change in Control, all unvested Restricted Stock Awards held by a Participant shall become immediately vested.

11.           DIVIDENDS AND OTHER DISTRIBUTIONS. A PARTICIPANT HOLDING A RESTRICTED STOCK AWARD SHALL, UNLESS OTHERWISE PROVIDED IN THE APPLICABLE AWARD AGREEMENT, BE ENTITLED TO RECEIVE, WITH RESPECT TO EACH SUCH SHARE COVERED BY A RESTRICTED STOCK AWARD, A PAYMENT EQUAL TO ANY DIVIDENDS OR DISTRIBUTIONS.

(a)     Voting of Restricted Stock Awards. After a Restricted Stock Award has been granted, but for which Shares covered by such Restricted Stock Award have not yet vested, the Participant shall be entitled to vote such Shares subject to the rules and procedures adopted by the Committee for this purpose.

(b)     Restrictive Legend. Each certificate issued in respect of a Restricted Stock Award shall be registered in the name of the Participant and, at the discretion of the Board, each such certificate may be deposited in a bank designated by the Board. Each such certificate shall bear the following (or a similar) legend:

"The transferability of this certificate and the shares of stock represented hereby are subject to the terms and conditions (including forfeiture) contained in the Capital Southwest Corporation 2009 Stock Incentive Plan and an agreement entered into between the registered owner and Capital Southwest. A copy of such plan and agreement is on file at the principal office of Capital Southwest Corporation."

(c)     Transfers of Unrestricted Shares. Upon the vesting date for a Restricted Stock Award, such Restricted Stock will be transferred free of all restrictions to a Participant (or his or her legal representative, beneficiary or heir).

12.           QUALIFIED PERFORMANCE-BASED AWARDS

(a)     Purpose. The purpose of this Section 12 is to provide the Committee the ability to grant Restricted Stock as Qualified Performance-Based Awards. If the Committee, in its discretion, decides to grant to a Covered Employee an Award that is intended to constitute a Qualified Performance-Based Award, the provisions of this Section 12 shall control over any contrary provision contained herein; provided, however, that the Committee may grant Awards to Covered Employees that are based on Performance Criteria or Performance Goals that do not satisfy the requirements of this Section 12.

(b)     Applicability. This Section 12 shall apply only to those Covered Employees selected by the Committee to receive Qualified Performance-Based Awards. The designation of a Covered Employee as a Participant for a Performance Period shall not in any manner entitle the Participant to receive an Award for the relevant Performance Period. Moreover, designation of a Covered Employee as a Participant for a particular Performance Period shall not require designation of such Covered Employee as a Participant in any subsequent Performance Period and designation of one Covered Employee as a Participant shall not require designation of any other Covered Employees as a Participant in such period or in any other period.

(c)     Procedures with Respect to Qualified Performance-Based Awards. To the extent necessary to comply with the Qualified Performance-Based Award requirements of Code Section 162(m)(4)(C), with respect to any Award that may be granted to one or more Covered Employees, no later than 90 days following the commencement of any fiscal year in question or any other designated fiscal period or period of service (or such other time as may be required or permitted by Code Section 162(m)), the Committee shall, in writing, (a) designate one or more Covered Employees, (b) select the Performance Criteria applicable to the Performance Period, (c) establish the Performance Goals, and amounts of such Awards, as applicable, which may be earned for such Performance Period, and (d) specify the relationship between Performance Criteria and the Performance Goals and the amounts of such Restricted Stock Awards, as applicable, to be earned by each Covered Employee for such Performance Period. Following the completion of each Performance Period, the Committee shall certify in writing whether the applicable Performance Goals have been achieved for such Performance Period. No Award or portion thereof that is subject to the satisfaction of any condition shall be considered to be earned or vested until the Committee certifies in writing that the conditions to which the distribution, earning or vesting of such Award is subject have been achieved. The Committee may not increase during a year the amount of a Qualified Performance-Based Award that would otherwise be payable upon satisfaction of the conditions but may reduce or eliminate the payments as provided for in the Award Agreement.

(d)      Payment of Qualified Performance-Based Awards. Unless otherwise provided in the applicable Award Agreement, a Participant must be employed by the Company or a subsidiary on the day a Qualified Performance-Based Award for such Performance Period is paid to the Participant. Furthermore, a Participant shall be eligible to receive payment pursuant to a Qualified Performance-Based Award for a Performance Period only if the Performance Goals for such period are achieved.

(e)      Acceleration Upon a Change in Control. In the event of a Change in Control, all unvested Qualified Performance-Based Awards held by a Participant shall become vested upon the Change in Control.

(f)      Dividends and Other Distributions. The Participant shall not be paid any dividends or distributions or other distributions with respect to Qualified Performance-Based Awards until the Participant has become vested in the Shares covered by the Qualified Performance-Based Awards. At the time of vesting, the Participant shall receive a cash payment equal to the aggregate cash dividends (without interest) (other than distributions in Shares) and the number of Shares equal to any stock dividends that the Participant would have received if the Participant had owned all of the Shares which vested for the period beginning on the date of the Award, and ending on the date of vesting or payment. No dividends shall be paid to the Participant with respect to any Qualified Performance-Based Awards that are forfeited by the Participant.

(g)     Additional Limitations. Notwithstanding any other provision of the Plan, any Award granted to a Covered Employee that is intended to constitute a Qualified Performance-Based Award shall be subject to any additional limitations set forth in Code Section 162(m) or any regulations or rulings issued thereunder that are requirements for qualification as qualified performance-based compensation as described in Code Section 162(m)(4)(C), and the Plan shall be deemed amended to the extent necessary to conform to such requirements.

(h)     Effect on Other Plans and Arrangements. Nothing contained in the Plan will be deemed in any way to limit or restrict the Committee from making any award or payment to any person under any other plan, arrangement or understanding, whether now existing or hereafter in effect.

13.           RIGHTS OF PARTICIPANTS

No Participant shall have any rights as a shareholder with respect to any Shares covered by an Option until the date of issuance of a stock certificate for such Common Stock. Nothing contained in this Plan or in any Award Agreement confers on any person any right to continue in the employ or service of the Company or an Affiliate or interferes in any way with the right of the Company or an Affiliate to terminate a Participant’s services.

14.           DESIGNATION OF BENEFICIARY

A Participant may, with the consent of the Committee, designate a person or persons to receive, in the event of death, any Award to which the Participant would then be entitled. Such designation will be made upon forms supplied by and delivered to the Company and may be revoked in writing. If a Participant fails to designate a beneficiary, then the Participant’s estate will be deemed to be the beneficiary.

15.            TRANSFERABILITY OF AWARDS

  No Award granted hereunder shall be transferable, voluntarily or involuntarily, other than by will or by the laws of descent and distribution or pursuant to a qualified domestic relations order as defined by the Code. During a Participant’s lifetime, Incentive Stock Options may be exercised only by the Participant (or a legal representative if the Participant becomes incapacitated).

16.            ADJUSTMENTS UPON CHANGES IN CAPITALIZATION OR A CHANGE OF CONTROL

(a)     Adjustment Clause. In the event of any change in the outstanding shares of Stock of the Company by reason of any stock dividend, split, spinoff, recapitalization, merger, consolidation, combination, extraordinary dividend, exchange of shares or other change affecting the outstanding shares of Stock as a class without the Company’s receipt of consideration, or other equity restructuring within the meaning of Financial Accounting Standard No. 123 (revised 2004), appropriate adjustments shall be made to (i) the aggregate number of shares of Stock with respect to which Awards may be made under the Plan, (ii) the terms and the number of shares and/or the price per share of any outstanding Stock Options, and (iii) the share limitations set forth in Section 5 hereof. The Committee shall also make appropriate adjustments described in (i)-(iii) of the previous sentence in the event of any distribution of assets to shareholders other than a normal cash dividend. Adjustments, if any, and any determination or interpretations, made by the Committee shall be final, binding and conclusive. Conversion of any convertible securities of the Company shall not be deemed to have been effected without receipt of consideration. Except as expressly provided herein, no issuance by the Company of shares of any class or securities convertible into shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares subject to an Award.

(b)     Change of Control. If a Change of Control occurs, the Committee may, in its discretion and without limitation:

(i)

cancel outstanding Awards in exchange for payments of cash, property or a combination thereof having an aggregate value equal to the value of such Awards, as determined by the Committee or the Board in its sole discretion (it being understood that if shareholders receive consideration other than publicly traded equity securities of the surviving entity, any determination by the Committee that the value of a Stock Option shall equal the excess, if any, of the value of the consideration being paid for each Share in such transaction over the Exercise Price of such Option shall conclusively be deemed valid);

(ii)	substitute other property (including, without limitation, cash or other securities of the Company and securities of entities other than the Company) for Shares subject to outstanding Awards;

(iii)

arrange for the assumption of Awards, or replacement of Awards with new awards based on other property or other securities (including, without limitation, other securities of the Company and securities of entities other than the Company), by the affected Subsidiary, Affiliate, or division or by the entity that controls such Subsidiary, Affiliate, or division following the transaction (as well as any corresponding adjustments to Awards that remain outstanding based upon Company securities); and

(iv)

may, after giving Participants an opportunity to exercise their outstanding Stock Options terminate any or all unexercised Stock Options. Such termination shall take place as of the date of the Change in Control or such other date as the Committee may specify.

No such adjustments may, however, materially change the value of benefits available to a Participant under an outstanding Award.

(c)     Section 409A Provisions with Respect to Adjustments. Notwithstanding the foregoing: (i) any adjustments made pursuant to this Section to Awards that are considered " deferred compensation" within the meaning of Code Section 409A shall be made in compliance with the requirements of Code Section 409A unless the Participant consents otherwise; (ii) any adjustments made to Awards that are not considered "deferred compensation" subject to Code Section 409A shall be made in such a manner as to ensure that after such adjustment, the Awards either continue not to be subject to Code Section 409A or comply with the requirements of Code Section 409A unless the Participant consents otherwise; and (iii) the Committee shall not have the authority to make any adjustments under this Section to the extent that the existence of such authority would cause an Award that is not intended to be subject to Code Section 409A to be subject thereto.

17.           TAX WITHHOLDING

Whenever under this Plan, cash or Shares are to be delivered upon exercise of an Award or any other event with respect to rights and benefits hereunder, the Committee shall be entitled to require as a condition of delivery (i) that the Participant remit an amount sufficient to satisfy all federal, state, and local withholding tax requirements related thereto, (ii) that the minimum withholding of such sums come from compensation otherwise due to the Participant or from any Shares due to the Participant under this Plan, or (iii) any combination of the foregoing provided.

18.            AMENDMENT OF THE PLAN AND AWARDS

(a)     The Board of Directors may at any time, and from time to time, modify or amend the Plan in any respect, prospectively or retroactively; provided however, (i) provisions governing grants of Incentive Stock Options shall be submitted for shareholder approval to the extent required by such law or regulation; (ii) except as permitted by Section 16, no amendment may increase the share limitations set forth in Section 5 or decrease the minimum Exercise Price for Stock Options set forth in Sections 7(a) and 8(a), unless any such amendment is approved by the Company’s shareholders within 12 months before or after such amendment; and (iii) the provisions of Section 18(b) (relating to Option repricing) may not be amended, unless any such amendment is approved by the Company’s shareholders. Failure to ratify or approve amendments or modifications by shareholders shall be effective only as to the specific amendment or modification requiring such approval or ratification. Other provisions of this Plan will remain in full force and effect. No such termination, modification or amendment may adversely affect the rights of a Participant under an outstanding Award without the written permission of such Participant.

(b)     The Committee may amend any Award Agreement, prospectively or retroactively; provided, however, that no such amendment shall adversely affect the rights of any Participant under an outstanding Award without the written consent of such Participant; provided, however, that repricing of Stock Options shall not be permitted. For this purpose, a repricing means any of the following (or any other action that has the same effect as any of the following): (i) changing the terms of an Option to lower its Exercise Price; (ii) any other action that is treated as a repricing under generally accepted accounting principles; and (iii) canceling an Option at a time when its exercise price is equal to or greater than the fair market value of the underlying stock in exchange for another Option or other Award, unless the cancellation and exchange occurs in connection with an event set forth in Section 16. Such cancellation and exchange would be considered a repricing regardless of whether it is treated as a repricing under generally accepted accounting principles and regardless of whether it is voluntary on the part of the Participant.

19.           RIGHT OF OFFSET

The Company will have the right to offset against its obligation to deliver shares of Common Stock (or other property) under the Plan or any Award Agreement any outstanding amounts (including, without limitation, travel and entertainment or advance account balances, loans, repayment obligations under any Awards, or amounts repayable to the Company pursuant to tax equalization, housing, automobile or other employee programs) that the Participant then owes to the Company and any amounts the Committee otherwise deems appropriate pursuant to any tax equalization policy or agreement; provided, however, that no such offset shall be permitted if it would constitute an "acceleration" of a payment hereunder within the meaning of Code Section 409A. This right of offset shall not be an exclusive remedy and the Company’s election not to exercise the right of offset with respect to any amount payable to a Participant shall not constitute a waiver of this right of offset with respect to any other amount payable to the Participant or any other remedy.

20.           EFFECTIVE DATE OF PLAN

The Plan shall become effective immediately upon its approval by the Company’s shareholders.

21.           TERMINATION OF THE PLAN

The right to grant Awards under the Plan will terminate 10 years after the Effective Date. The Board of Directors has the right to suspend or terminate the Plan at any time, provided that no such action will, without the consent of a Participant, adversely affect a Participant’s rights under an outstanding Award.

22.           APPLICABLE LAW; COMPLIANCE WITH LAWS

The Plan will be administered in accordance with the laws of the State of Texas and applicable federal law. Notwithstanding any other provision of the Plan, the Company shall have no liability to issue any Shares under the Plan unless such issuance would comply with all applicable laws and the applicable requirements of any securities exchange or similar entity. Prior to the issuance of any Shares under the Plan, the Company may require a written statement that the recipient is acquiring the shares for investment and not for the purpose or with the intention of distributing the shares.

23.           PROHIBITION ON DEFERRED COMPENSATION

It is the intention of the Company that no Award shall be "deferred compensation" subject to Code Section 409A unless and to the extent that the Committee specifically determines otherwise, and the Plan and the terms and conditions of all Awards shall be interpreted accordingly. The terms and conditions governing any Awards that the Committee determines will be subject to Code Section 409A, including any rules for elective or mandatory deferral of the delivery of cash or Shares pursuant thereto, shall be set forth in the applicable Award Agreement, and shall comply in all respects with Code Section 409A. Notwithstanding any provision herein to the contrary, any Award issued under the Plan that constitutes a deferral of compensation under a "nonqualified deferred compensation plan" as defined under Code Section 409A(d)(1) and is not specifically designated as such by the Committee shall be modified or cancelled to comply with the requirements of Code Section 409A, including any rules for elective or mandatory deferral of the delivery of cash or Shares pursuant thereto.

24.           NO GRANTS IN CONTRAVENTION OF THE 1940 ACT

At all times during such periods as the Company qualifies or intends to qualify as a "business development company," no Award may be granted under the Plan if the grant or terms of such Award would cause the Company to violate Section 61 of the Investment Company Act of 1940 (or any other provision of the Investment Company Act of 1940 applicable to "business development companies"), and, if approved for grant, such an award will be void and of no effect.

In furtherance of the intent that Awards available to be granted under the Plan be limited to those that can be granted by a "business development company" qualifying as such under the Investment Company Act of 1940, except as otherwise permitted by exemptive relief or other relief that may be granted by the Securities and Exchange Commission or its staff and determined by the Board of Directors, Restricted Stock may be awarded only in exchange for full payment thereof (as determined by the Board of Directors).

EXHIBIT B

UNANIMOUS CONSENT

OF THE BOARD OF DIRECTORS OF
CAPITAL SOUTHWEST CORPORATION

Pursuant to Article 4.12 of the Amended and Restated Bylaws of Capital Southwest Corporation, the undersigned, being all of the directors (the “Directors”) of Capital Southwest Corporation, a Texas corporation (the "Corporation”), hereby declare that when they have signed this consent or a counterpart hereof, the following resolutions shall then be consented to, approved of and adopted to the same extent and to have the same force and effect as if adopted at a regular meeting of the Board of Directors (the “Board”) duly called and held for the purpose of acting upon proposals to adopt such resolution:

     “RESOLVED, that the Board hereby (i) approves the Capital Southwest Corporation 2009 Stock Incentive Plan (the "Plan"), including any other documents, instruments or agreements contemplated by the Plan, (ii) directs that the Plan and any related documents, instruments or agreements be submitted to a vote of the Corporation's shareholders for approval in order, among other reasons, to comply with the applicable requirements imposed on issuers with securities quoted on the NASDAQ and (iii) directs that the officers and directors of the Corporation apply to the Securities and Exchange Commission (the "Commission") for an exemptive order (the "Exemptive Order") pursuant to the Investment Company Act of 1940 authorizing the issuance of shares of restricted Common Stock under the Plan and to allow Directors to participate in the Plan;

      “RESOLVED FURTHER, that the officers of the Corporation be, and each hereby are, authorized for and on behalf of the Corporation to prepare, execute and file with the Commission pursuant to the Investment Company Act of 1940, as amended, one or more applications for an Exemptive Order and any amendments thereto that such officer or director deems to be necessary, desirable or appropriate, together with any and all exhibits and documents or supplemental information relating thereto, in connection with the Plan and that the form or any amendment or supplements thereto will be as approved by the officers of the Corporation executing the same, the approval by the Corporation of such officers to be evidenced conclusively by their execution of the same;

     “RESOLVED FURTHER, that, upon approval by the Corporation's shareholders of the Plan the Board or Compensation Committee be, and each hereby is, authorized and empowered to implement and administer the Plan upon the terms and conditions set forth in these resolutions, the Plan, and any documents, instruments and agreements related to the Plan and to take any and all actions that the Board or the Compensation Committee deems necessary, desirable or appropriate to effect the foregoing resolutions;

     “RESOLVED FURTHER, if the Commission's approval for the Exemptive Order is not received, the Plan will automatically be amended to remove those portions of the Plan that the Commission will not approve;

                    “RESOLVED FURTHER, that there be reserved for issuance under the Plan an aggregate of 187,000 shares of Common Stock;

     “RESOLVED FURTHER, that the Corporation's directors, the members of the Compensation Committee, and any officers of the Corporation be, and each of them herby is, authorized and empowered in the name and on behalf of the Corporation to do or cause to be done all such acts and to sign, execute, certify to, verify, acknowledge, deliver, accept, file, and record any and all such documents as, in the judgment of any such person, are deemed to be necessary, desirable, or appropriate to effect the purposes of these resolutions; and

                     “RESOLVED FURTHER, that the President, Secretary and Treasurer of the Company be, and each of them hereby is, authorized, empowered and directed, for and in the name and on behalf of the Company to perform all acts, execute all documents and agreements, including any amendments and modifications thereto, and do all things that are required to be done, observed, performed or discharged by the Company in accordance with the respective terms and provisions of, or that such officers, in their sole discretion, deem necessary, appropriate or advisable to consummate the transactions contemplated by, these resolutions, the taking of any such action being conclusive evidence that such officer(s) did so deem the same to be necessary, appropriate or advisable.”

IN WITNESS WHEREOF, the undersigned have hereunto set their hands as of the 2nd day of June, 2009.

/s/ Donald W. Burton	/s/ Gary L. Martin
Donald W. Burton	Gary L. Martin

/s/ Graeme W. Henderson	/s/ Samuel B. Ligon
Graeme W. Henderson	Samuel B. Ligon

/s/ John H. Wilson
John H. Wilson